December 20, 2018

Bohn Crain
Chief Executive Officer
Radiant Logistics, Inc.
405 114th Avenue S.E., Third Floor
Bellevue, WA 98004

       Re: Radiant Logistics, Inc.
           Registration Statement on Form S-3
           Filed December 14, 2018
           File No. 333-228833

Dear Mr. Crain:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Donald Field at 202-551-3680 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure